EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”) 1188 – 550 Burrard St. Bentall 5 Vancouver, British Columbia V6C 2B5

Item 2.	Date of Material Change

February 5, 2025

Item 3.	News Release

The news release reporting the material change was disseminated on February 5, 2025 through the facilities of GlobeNewswire and filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Change

On February 5, 2025, the Company provided 2025 production and cost guidance, estimating gold production in 2025 of between 460,000 and 500,000 ounces of gold, and updated its three-year production outlook, estimating production of between 660,000 and 720,000 ounces of gold per year by 2027. The Company also provided an update on the construction progress at its copper-gold Skouries Project (“Skouries” or the “Skouries Project”) and disclosed, among other things, that first production at Skouries is now expected in the first quarter of 2026, followed by commercial production expected in mid-2026.

Item 5.	Full Description of Material Change

On February 5, 2025, Eldorado provided detailed 2025 production and cost guidance, its three-year production outlook, and an update on the construction progress at Skouries. All dollar figures summarized in this material change report are in U.S. dollars, unless otherwise stated.

As previously disclosed, labour market tightness in Greece, particularly pronounced in construction, has continued to limit the availability of key construction personnel at Skouries, resulting in a slower ramp-up of the workforce and delayed progress in certain areas of the Skouries Project. To address these constraints, Eldorado recently undertook, and has now completed, a comprehensive bottom-up analysis to evaluate, and where possible, mitigate their impact on the Skouries Project schedule and costs. This analysis included an optimization of the production plan, which is now expected to provide earlier access to higher grade ore through early start-up of mining operations and to facilitate efficient process plant commissioning.

First production at Skouries is now expected in the first quarter of 2026, followed by commercial production expected in mid-2026. The revised Skouries Project capital cost estimate incorporates an increase of approximately $143 million or 15.5% over prior capital cost estimates, to a total of approximately $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production), resulting in $154 million of accelerated operational capital prior to commercial production.

The revised schedule and cost estimates remain sensitive to a successful workforce ramp up, with a target of maintaining approximately 1,300 workers on site through the peak of construction activities. The Company continues to make progress, achieving a daily on-site total of approximately 1,150 workers at the end of January. The workforce risk will remain after ramping up to the required personnel, as the Company continues integrating and managing diverse skill sets (concrete, mechanical, electrical and control systems) needed to support the unfolding work fronts.

As of December 31, 2024, the Company has incurred approximately $512 million of capital expenditures at Skouries, with approximately $705 million of remaining expenditures expected to achieve commercial production, including accelerated operational capital.

The Company maintains a strong financial position, with approximately $857 million of cash and cash equivalents(1) and total liquidity(2) of approximately $1.1 billion as of December 31, 2024. The Skouries Project remains fully funded through a combination of the Company’s balance sheet and remaining undrawn amounts under the Company’s Skouries Project finance facility. Year-end liquidity has been further augmented by the divestment of the Company’s G Mining Ventures holding in January 2025 for proceeds of $155 million.

(1) Cash position reflects the Company’s cash balance and cash equivalents. Amounts are unaudited.
(2) Total liquidity includes the cash balance and availability on the senior secured facility. Amounts are unaudited.

Skouries Cost Variance

The revised cost estimates reflect a mid-2026 commercial production date with variances allocated to either Project Capital or Accelerated Operational Capital.

Project Capital

The Project Capital cost variance relates primarily to:

•	Indirect Costs: Certain fixed monthly costs, such as those associated with the owner's team, EPCM, insurance, and general administration, will be incurred over an extended construction period.

•	Quantity of Materials: Higher expected quantities of materials such as concrete, steel, and piping, identified during completion of detailed engineering in compliance with Greek engineering standards.

•	Other: Escalation in the unit rates from the construction contractors and other items.

Accelerated Operational Capital

The Company has reviewed and optimized the open pit and underground mine start-up and production plans. With commercial production now expected in mid-2026, the Company expects to incur additional mining costs through to commercial production of approximately $154 million. These accelerated operational capital costs reflect the following:

•

Pre-Commercial Mining: The Company continues to progress the operationalization of mining activities and expects to complete additional pre-commercial production mining in both the open pit and underground mines ahead of commercial production. This will provide better continuity of the Company’s mining teams and faster access to higher-grade ore, enabling the mill to process higher-quality material during 2026. This plan is expected to deliver gold and copper production volumes in 2026 in line with prior guidance.

•

Open Pit: Trade-off studies for the open pit mine support a faster transition from contract mining to an owner-operated model. This has accelerated the purchase of higher capacity mobile mining equipment, including five Cat 777 haul trucks and three additional loading units. The combination of these larger 100-tonne haul trucks versus the 20-tonne haul truck fleet being required for construction of civil works and switching to an owner-operated model is expected to increase overall efficiency and lower life of mine unit costs. The studies also support transitioning from a two-phase to a four-phase open pit, accelerating access to higher grade ore while optimizing waste stripping.

•

Underground: Underground development is progressing well with a leading European contractor, which is also deploying a multi-year training program to develop the local workforce and enhance large-stope mining capability. The longer period of underground mining prior to commercial production provides additional time to complete the required development metres, which, combined with the completion of test stoping, derisks overall production plans. As previously guided, test stoping is expected to be completed within 2025.

Project Status

As of December 31, 2024, phase 2 of the Skouries Project was 60% complete. Detailed engineering and procurement were substantially complete.

Impact

A very tight construction labour market in Greece has impacted the workforce ramp-up at the Skouries Project. As a result, the Company has updated the schedule and consequential capital cost estimates for Skouries. Minerals to be mined, mining methods and mine life are unchanged. Mineral Reserve and Resource estimates previously disclosed by the Company are also unchanged. The Skouries Project remains fully funded.

2025 Production and Cost Guidance

Gold production in 2025 is expected to be between 460,000 and 500,000 ounces, which has been lowered from the Company’s prior outlook provided in 2024 and reflects the following:

•	First production from Skouries in 2026 rather than 2025.

•	At Kisladag, expected production has been impacted by longer than planned leach cycles and lower grade stacked.

•	At Olympias, expected production has been impacted by a delay in mill expansion commissioning to 650ktpa, and unscheduled maintenance of the gold concentrate filters.

Similar to prior years, quarter-to-quarter gold production in 2025 is expected to fluctuate with higher production expected in the second half as a result of ore grade variability across the portfolio and the impact of winter conditions at Kisladag.

Total cash costs(1) in 2025 are expected to be between $980 and $1,080 per ounce sold and an average AISC(1) of $1,370 to $1,470 per ounce sold. The expected increase in 2025 costs is driven by forecasted higher labour costs as a result of inflation particularly in Turkiye, as well as lower production, increased sustaining capital and higher royalty expense, partially offset by higher by-product credits.

(1) Total cash cost per ounce sold and AISC per ounce sold are non-IFRS financial measures. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference, and additional detail can be found at the end of this material change report and in the section ‘Non-IFRS and Other Financial Measures and Ratios.’

Exploration and evaluation expenditures are expected to be between $29 and $32 million in 2025, with 88% expensed, and 12% capitalized. General and administrative expenses are expected to be between $35 and $38 million in 2025, and depreciation expense is expected to be between $250 and $270 million.

OPERATING MINES:

CANADA

Lamaque Complex

In 2025, production guidance of 170,000 to 180,000 ounces at the Lamaque Complex is unchanged from the previously guided range. In 2025, the focus remains on further resource conversion drilling at Triangle and Ormaque and the completion of a second bulk sample.

Total cash costs and all-in sustaining costs per ounce sold are expected to increase as a result of the deepening of the mine and lower grade in the top of Lower Triangle, in addition to increased labour costs as a result of wage pressures due to the tight labour market in Quebec and increased royalties due to the anticipated continuation of higher gold prices.

Sustaining capital expenditures of between $85 and $95 million for 2025 are expected to include significant underground mine development and resource conversion drilling at the Triangle deposit, as the Company targets the C8 zone. Expected growth capital of between $70 and $75 million for 2025 primarily includes development and infrastructure to access the Ormaque deposit, construction of the North Basin, a new water basin that is expected to extend the life of the Sigma tailings storage facility and construction of the paste plant.

TURKIYE

Kisladag

In 2025, production guidance of 160,000 to 170,000 ounces at Kisladag is slightly lower than the previously guided range of 175,000 to 185,000 ounces, primarily due to lower grade as a result of recent mine plan optimization adjusting to avoid an area of local cultural significance. Also, as previously disclosed in the third quarter of 2024, the Company has incorporated the longer leach cycle and coarse ore particle performance in its guidance. The Company continues to focus on irrigation optimization efforts, which have demonstrated positive results on gold inventory reduction, partially offsetting the longer leach cycle. In addition, an engineering study is underway to confirm optimal recovery, leach kinetics and process throughput and is expected to be completed in mid-2025.

Total cash costs and all-in sustaining costs per ounce sold are expected to be impacted by inflation not currently being fully offset by the depreciation of the Lira against the US dollar, and increased royalties due to the anticipated continuation of high gold prices.

Planned 2025 sustaining capital of between $25 and $30 million includes the increased total material that is expected to be moved (+2.6Mt) as the Company transitions from Phase 4 to Phase 5 and begin pre-stripping of Phase 6, resulting in higher demand from the mobile fleet and related equipment overhauls. Planned 2025 growth capital of between $115 and $125 million includes the continuation of the capitalized waste stripping campaign and the phased expansion of the North Heap Leach Pad, in addition to capital for the engineering study and long lead items.

Efemcukuru

In 2025, production guidance of 70,000 to 80,000 ounces is unchanged from the previously guided range. Total cash costs and all-in sustaining costs per ounce sold are expected to be negatively impacted by increased labour costs and electricity costs. Higher labour costs are expected as a result of inflation not currently being fully offset by the depreciation of the Lira against the US dollar, and increased royalties due to the anticipated continuation of high gold prices.

Planned sustaining capital expenditures of between $15 and $20 million for 2025 includes underground development and equipment purchases. The planned growth capital of between $15 and $20 million for 2025 is expected to be primarily focused on development and infrastructure for expansion of the Kokarpinar vein system including portal construction and development of the Bati vein systems, following the additional two-year mine life extension announced in December 2024.

GREECE

Olympias

In 2025, production guidance of 60,000 to 70,000 ounces at Olympias is expected to be lower than the prior guidance due a delay in mill expansion commissioning to 650ktpa and unscheduled maintenance of the gold concentrate filters.

Total cash costs and all-in sustaining costs per ounce sold are expected to be positively impacted by increased by-product metal sales partially offset by increased royalties due to the anticipated continuation of high gold prices. Continued quarter to quarter variability in AISC and total cash costs is expected due to by-product credits from timing of by-product concentrate shipments.

Planned 2025 sustaining capital expenditures of between $20 and $25 million include underground mine development and management of the Kokkinolakas tailings management facility. Planned 2025 growth capital of $45 to $50 million is primarily focused around the mill expansion to support the ramp-up to 650 ktpa, capitalized development and a resource conversion drilling program.

Three-Year Outlook Overview:

•	Gold production of between 660,000 and 720,000 ounces by 2027, resulting in growth of 33% over the three-year period compared to 2024 production.

	o	Delivering consistent safe production from robust long-life assets.

	o	Unlocking mineral value across the portfolio through expansion and development.

	o	Skouries commercial production in mid-2026.

	o	Addition of copper, a critical mineral to the portfolio.

•

Continued focus on exploration to unlock the outstanding potential of the Company’s brownfield property portfolio and to the identification and development of new opportunities in Eldorado’s focus jurisdictions.

2025 Assumptions and Sensitivities

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under National Instrument 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this material change report and for verifying the technical data disclosed in this document relating to the Company’s operating mines and development projects.

Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the Qualified Person as defined in National Instrument 43-101 responsible for, and has verified and approved, the scientific and technical data contained in this material change report for the Quebec projects.

Data is verified through the internal reviews of life of mine plans on a site-by-site basis which confirms the expected production outputs along with the expected revenue and cost distribution.

Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS financial measures and ratios are included in this material change report, including total cash costs, all-in sustaining cost ("AISC"), growth capital costs, and sustaining capital costs. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

With respect to the non-IFRS measures disclosed in this material change report, the Company defines them as follows:

Total Cash Costs

The Company defines total cash costs following the recommendations of the Gold Institute Production Cost Standard. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.

All-In Sustaining Costs (AISC)

The Company defines AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.

Sustaining Capital

Sustaining capital is capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to development projects, or other growth or sustaining capital not related to operating gold mines.

Growth Capital

Growth capital is capital investment for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

The Company’s September 30, 2024 Management’s Discussion & Analysis (“MD&A”), available on SEDAR+ at www.sedarplus.ca, and on the Company's website under the 'Investors' section, contains explanations and discussions of historic total cash costs, AISC, sustaining capital and growth capital for the operating mines for the three and nine months ended September 30, 2024, as well as the comparable measures as at September 30, 2023.

For a discussion of the composition and usefulness of certain of these non-IFRS measures and a reconciliation of these historical measures to production costs, see specifically "Non-IFRS and Other Financial Measures and Ratios" in the Company’s Management Discussion & Analysis for the periods ended December 31, 2023 and September 30, 2024.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business number of the executive officer knowledgeable about the material change and this report are: Frank Herbert EVP, General Counsel and Chief Compliance Officer 604-687-4018

Item 9.	Date of Report

February 14, 2025

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements made and information provided in this material change report are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

Forward-looking statements and forward-looking information contained in this material change report includes, but is not limited to, statements or information with respect to: the Company’s updated 2025 production and cost guidance for the Company and by each material property with detail on plans for each property in 2025; three year production outlook for each material property and metal mined; construction costs and site expenditures for the Skouries Project generally; the project schedule and remaining costs to complete for the Skouries Project, including key inputs such as, key personnel, staffing and contractors; guidance regarding the progress, anticipated production, schedule and costs required to complete construction of the Skouries Project including our expectations on timing in relation to first production and commercial production, as well as expected increases in project capital and accelerated operational capital; the completion and expected results from the Company’s risk analysis with respect to the cost, schedule, mitigation and optimization required to complete construction at the Skouries Project; expected benefits from the operational improvements and de-risking strategies enacted by the Company; estimated mine life and benefits of the Skouries Project for the Company, the Greek economy and local communities; expected impact of increased costs, continued high gold prices and inflationary pressures; expectations to develop a second underground mine within the Lamaque Complex; expectations to complete the engineering study at Kisladag; expected development and portal construction at Efemcukuru; underground mine development, management of the Kokkinolakas tailings management facility, mill expansion and resource conversion drilling at Olympias; the addition of copper to the Company’s portfolio of metals mined; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of the Company’s construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; the Company’s ability to unlock the potential of the Company’s brownfield property portfolio; the Company’s ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and the Company’s ability to optimize it in the future; the cost of, and extent to which Eldorado uses, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on the Company’s business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that Eldorado operates in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).

More specifically with respect to the Skouries Project and updates, the Company has made assumptions regarding inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; the Company’s ability to continue to execute the Company’s plans relating to Skouries on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; the Company’s ability to continue to access the Company’s project funding and remain in compliance with all covenants and contractual commitments in relation thereto; the Company’s ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this material change report. Even though the Company believes that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond the Company’s control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. Generally, these risks, uncertainties and other factors include, among others: risks relating to the Company’s operations in foreign jurisdictions; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards; production and processing, including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, and the availability of key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); the Company's ability to satisfy covenants under its agreements, including its project funding agreements; government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; ability to secure the required permits, licenses and authorizations in a timely manner; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of the Company’s assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of the Company’s shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; the ongoing potential for material impairment and/or write-downs of assets; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of the Company’s properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in the Company’s most recent Annual Information Form & Form 40-F.

With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, certainties and other factors include, among others: the Company’s ability to recruit the required number of personnel within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; the Company’s ability to recruit personnel having the requisite skills, experience and ability to work on site; the Company’s ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost or quality; the Company’s ability to construct key infrastructure within the required timelines including the process plant, filter plant, waste management facilities and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions or labour unrest; unexpected inclement weather and climate events including short and long duration rainfall and floods; the Company’s ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological finds on site requiring the completion of a regulatory process; changes in support from local communities, and the Company’s ability to meet the expectations of communities, governments and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of the Company’s near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, the Company does not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

This material change report contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this material change report. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.